Met Investors Series Trust

5 Park Plaza

Suite 1900

Irvine, California 92614

                                                         April 18, 2012

Mr. Min Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Met Investors Series Trust Request for Acceleration of Effectiveness of Registration Statement Filed on Form N-1A (File Nos. 333-48456)

Dear Mr. Oh:

Met Investors Series Trust (the “Trust”), on behalf of its Invesco Balanced-Risk Allocation Portfolio, JPMorgan Global Active Allocation Portfolio and Schroders Global Multi-Asset Portfolio, respectfully requests acceleration of the effective date of the above-captioned Registration Statement to 2:00 p.m. Eastern time on Friday, April 20, 2012, or as soon as practicable thereafter.

Please be advised that there have been no material changes to the Registration Statement contained in Post-Effective Amendment No. 46 to the Trust’s Registration Statement on Form N-1A as filed with the Commission on April 18, 2012 from the version of the Registration Statement contained in Post-Effective Amendment No. 45 to the Trust’s Registration Statement on Form N-1A as filed with the Commission on February 27, 2012.

Securities and Exchange Commission

Very truly yours, Met Investors Series Trust

By:	/s/ Elizabeth M. Forget
Name:	Elizabeth M. Forget
Title:	President

MetLife Investors Distribution Company

5 Park Plaza

Suite 1900

Irvine, California 92614

                                                         April 18, 2012

Mr. Min Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Met Investors Series Trust (the “Trust”) Request for Acceleration of Effectiveness of Registration Statement Filed on Form N-1A (File No. 333-48456)

Dear Mr. Oh:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MetLife Investors Distribution Company, as principal underwriter and distributor of the Trust’s shares, hereby joins the Trust in requesting that the effective date for the Registration Statement referred to above relating to the Invesco Balanced-Risk Allocation Portfolio, the JPMorgan Global Active Allocation Portfolio and the Schroders Global Multi-Asset Portfolio, each a series of the Trust, be accelerated so that it will be declared effective at 2:00 p.m. Eastern time on April 20, 2012, or as soon thereafter as possible.

Securities and Exchange Commission

Very truly yours, MetLife Investors Distribution Company

By:	/s/ Elizabeth M. Forget
Name:	Elizabeth M. Forget
Title:	Executive Vice President